SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 15, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated April 15, 2004, announcing a joint venture between the Company and RAND Worldwide for PLM sales in North America.

[DASSAULT SYSTEMES logo]                                   [RAND WORLDWIDE logo]


                 Dassault Systemes and RAND Worldwide Announce
                  Joint Venture for PLM Sales in North America

       Agreement strengthens Dassault Systemes presence in North American market; solidifies RAND financial position

Paris, France and Mississauga, Canada - April 15, 2004 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and Rand A Technology Corporation, operating as RAND Worldwide (TSX: RND) today announced plans to create RAND North America, Inc. ("Rand Americas"), a new joint venture focused on increasing sales of Dassault Systemes Product Lifecycle Management (PLM) software in North America.

Subject to closing of the proposed transaction, RAND Worldwide will transfer its North American PLM software sales business unit (approximately 55 employees) to Rand Americas, a new U.S. company, 60% owned by Dassault Systemes and 40% owned by RAND Worldwide. Dassault Systemes will pay RAND Worldwide CDN$11 million, as well as reschedule RAND Worldwide loan payments.

The goal of the new structure is threefold: to create a dynamic that will further improve PLM small-and-medium sized business (SMB) sales across the North American continent, to grow Dassault Systemes' PLM Solutions market share; and to reinforce RAND Worldwide's financial position. RAND Americas will operate as an IBM Business Partner selling Dassault Systemes PLM solutions as RAND Worldwide is today.

Rand Americas will become a subsidiary of Dassault Systemes. Brian Semkiw, currently CEO and a director of RAND Worldwide, will become the new CEO of RAND Americas. RAND Worldwide president Frank Baldesarra will become CEO of RAND Worldwide. The transaction, which is expected to close on or before June 30, 2004, is subject to customary conditions, including documentation and approval by RAND Worldwide's Board of Directors. The new arrangement involves neither RAND Worldwide's PLM software sales business in Europe and Asia-Pacific, nor any other parts of the company's global business operations.

"We believe that Dassault Systemes' continued commitment to RAND and to investing in the PLM market will significantly improve our North American business and, in turn, help us to return to global profitability and predictable growth," said Frank Baldesarra.

"Together, we will accelerate the sales of Dassault Systemes' best-in-class PLM solutions and RAND Worldwide's leading PLM services to the mutual benefit of all of our customers," said Brian Semkiw. "The new structure will bring our two companies into even closer global partnership in the rapidly growing PLM marketplace."

"After a successful transition, RAND is a key part of our global PLM software and service distribution plan. The transaction further improves our position in North America and will help to generate a market dynamic that benefits all of our partners" said Etienne Droit, executive vice president, Sales and Services, Dassault Systemes.

Further details related to this agreement will be discussed in Dassault Systemes' earnings conference call on April 29th, 2004.

                                       ###

About RAND Worldwide
RAND Worldwide is one of the world's leading providers of services and technology to companies looking to optimize their product lifecycle management
(PLM) processes. Unlike traditional CAD/CAM/CAE/PDM technologies, PLM provides collaborative solutions to define and manage information throughout the complete product lifecycle and across the entire extended enterprise. As the world's only independent global technology provider, RAND Worldwide employs over 800 people in more than 75 international sales and client service centres. The Company's corporate head office in Mississauga, Ontario, Canada can be reached at 905-625-2000 or through the Internet at http://www.rand.com.
                                        -------------------

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com
                                                     ------------------

    RAND Worldwide Press & Investor        Dassault Systemes Press    Dassault Systemes Investor
    Contact:                               Contacts:                  Contacts:
    Greg Taylor, Vice President, Investor  Derek Lane                 Harriet Keen
    Relations & Communications             Tel: +1 818 673 2243       Financial Dynamics
    Tel: (905) 625-8142, ext. 2369         derek_lane@ds-us.com       Tel: +44 207 831 3113
    E-mail: gtaylor@rand.com               --------------------
            ----------------
                                           Anthony Marechal
                                           Tel:  +33 1 55 49 84 21
                                           anthony_marechal@ds-fr.com
                                           --------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: April 15, 2004                  By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration